                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               AMENDMENT NUMBER 3

                   Under the Securities Exchange Act of 1934



                            JAN BELL MARKETING, INC.
--------------------------------------------------------------------------------
                              (Name of issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   45076 10 9
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                 H. ALLAN SHORE
                          GREENBERG, TRAURIG, HOFFMAN,
                         LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                             MIAMI, FLORIDA  33131
                                 (305) 579-0500
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                      OCTOBER 28, 1996 AND AUGUST 22, 1996
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                              (Page 1 of 6 Pages)

 CUSIP   45076 10 9                       SCHEDULE 13D                                      Page 2 of 6 Pages
         ----------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ELIAHU BEN SHMUEL
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a)  [  ]
                                                                                                                 (b)  [  ]
            N/A

  3    SEC USE ONLY


  4    SOURCE OF FUNDS

            PF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                                                                  [  ]

            N/A

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            ISRAEL

                                 7     SOLE VOTING POWER                                     1,909,800*

           NUMBER OF
            SHARES               8     SHARED VOTING POWER                                           0
         BENEFICIALLY
           OWNED BY
             EACH                9     SOLE DISPOSITIVE POWER                                1,909,800*
           REPORTING
          PERSON WITH
                                 10    SHARED DISPOSITIVE POWER                                      0


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,909,800*

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                                                                 [ ]


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.39%**

  14   TYPE OF REPORTING PERSON

            IN




----------------------------------

     * Of these shares, 1,609,800 are subject to the Stock Option Agreement and Voting Agreement and Irrevocable Proxy with Ocean Reef Management, Inc. entered into on October 27, 1996 whereby Ocean
         Reef has the power to acquire up to 1,609,800 shares of Jan Bell Common Stock at any time for $4.50 per share and has the power to vote such Jan Bell shares.

     ** Of this percentage, 6.23% is subject to the Stock Option Agreement and Voting Agreement and Irrevocable Proxy with Ocean Reef Management, Inc. entered into on October 27, 1996 whereby Ocean Reef has the power to acquire up to 1,609,800 shares of Jan Bell Common Stock at any time for $4.50 per share and has the power to vote such Jan Bell shares.

ITEM 1.          SECURITY AND ISSUER.

         This Statement of Beneficial Ownership on Schedule 13D is filed by Eliahu Ben Shmuel with the Securities and Exchange Commission relating to the Common Stock, par value $.0001 per share (the "Common Stock"), of Jan Bell Marketing, Inc., a Delaware corporation ("Jan Bell"). The address of the principal executive office of Jan Bell is 13801 Northwest 14th Street, Sunrise, Florida 33323.

ITEM 2.          IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Eliahu Ben Shmuel (the "Filing Person"). Mr. Ben Shmuel's principal occupation is functioning as an executive of various entities hereinafter mentioned. His principal office is located at 152 N.E. 167th Street, North Miami Beach, Florida 33162. Mr. Ben Shmuel is a citizen of Israel.

         The Filing Person is the General Partner of E.B. Family Partnership, Ltd., a Colorado limited partnership, formed on March 26, 1993. The Filing Person is individually the general partner and E.B. Family Trust is the limited partner.

         The Filing Person is President and a director of the Hay Foundation, Inc., a Florida not-for-profit corporation.

         The Filing Person is the President and sole shareholder of Tropical Time, Inc., a Florida corporation, which was incorporated on September 4, 1987.

         The Filing Person is the Vice President of Chai Developers, Inc., a Florida corporation, which is the general partner of Chai Developers Limited Partnership. The limited partnership was formed on October 21, 1996.

         The Filing Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

         The Filing Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The purchase by Chai Limited Partnership of the 300,000 shares of Jan Bell on August 22, 1996 was funded by the capital contributions of the partners.

ITEM 4.          PURPOSE OF TRANSACTION.

         The purpose of the transactions described in Item 5 herein was for investment.

ITEM 5.          INTEREST IN SECURITIES OF ISSUER.

         (a) The following chart indicates the number and percentage of shares of Common Stock beneficially owned by Eliahu Ben
                 Shmuel:

                                                              Number of Shares              Percentage of Outstanding
                        Name                                 Beneficially Owned              Shares of Common Stock*
----------------------------------------------------    -----------------------------   ---------------------------------
Eliahu Ben Shmuel, Individually                                       1,311,700*                           5.075%
Hay Foundation                                                          113,000*                            .437%
Tropical Time, Inc.                                                      38,300*                            .148%
E.B. Family Partners                                                    146,800*                            .568%
Chai Limited Partnership                                                300,000*                           1.161%


         (b) With respect to the following companies, the Filing Person has the following voting and disposition powers:

                                                                                                         Shared Power to
                                                                Shared Power to       Sole Power to         Dispose or
                                        Sole Power to Vote    Vote or Direct the    Dispose or Direct       Direct the
                Name                    or Direct the Vote           Vote            the Disposition       Disposition
-------------------------------       ---------------------- --------------------- --------------------  ---------------
Eliahu Ben Shmuel,                                                 1,311,700*                               1,311,700*
Individually                                   ---------                                   --------
Hay Foundation                                                       113,000*                                 113,000*
                                               ---------                                   --------
Tropical Time, Inc.                                                   38,300*                                  38,300*
                                               ---------                                   --------
E.B. Family Partners                                                 146,800*                                 146,800*
                                               ---------                                   --------
Chai Limited Partnership                                             300,000*                                 300,000*
                                               ---------                                   --------

         (c) On October 27, 1996, the Filing Person, E.B. Family Partners, Ltd., the Hay Foundation, Inc., and Tropical Time, Inc., entered into a Stock Option Agreement and Voting Agreement and Irrevocable Proxy with Ocean Reef Management, Inc. ("Ocean Reef"). The Stock Option Agreement allows Ocean Reef to acquire up to 1,609,800 shares of Jan Bell Common Stock in whole or in part at any time and from time to time, during the period

----------------------------------

* These shares are subject to the Stock Option Agreement and Voting Agreement and Irrevocable Proxy with Ocean Reef Management, Inc. entered into on October 27, 1996 whereby Ocean Reef has the power to acquire up to 1,609,800 shares of Jan Bell Common Stock at any time for $4.50 per share and has the power to vote such Jan Bell shares.

                 commencing on October 27, 1996 and expiring on the six month anniversary of the grant, for $4.50 per share. The Voting Agreement entitles Ocean Reef to vote such Jan Bell shares on all matters submitted to Jan Bell's shareholders for a vote for so long as the Voting Agreement and Irrevocable Proxy shall remain in effect and shall terminate immediately and automatically only upon the determination of the Voting Agreement and Irrevocable Proxy. The grating of the options to Ocean Reef (a) from Hay Foundation is 113,000 shares; (b) from Tropical Time, Inc. is 38,300 shares; (c) from Eliahu Ben Shmuel is 1,311,700 shares; and (d) from E.B. Family Partners is 146,800 shares.

                 On behalf of Chai Limited Partnership, the Filing Person purchased 300,000 shares of Common Stock on August 22, 1996.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The shares of Common Stock referred to in this Schedule 13D are subject to the Stock Option Agreement and Voting Agreement and Irrevocable Proxy. In general, the Stock Option Agreement provides that Ocean Reef has the option to purchase the shares for $4.50 per share at any time prior to the six-month anniversary of the date of execution of the Stock Option Agreement, as set forth in Exhibit 1. The Voting Agreement provides that Ocean Reef has been granted a proxy to vote the shares with respect to any and all matters voted upon by the Issuer's shareholders. See Exhibit 2.


ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit 1:       Stock Option Agreement
         Exhibit 2:       Voting Agreement and Irrevocable Proxy

                                   SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                    November 12, 1996



                               /s/ Eliahu Ben Shmuel
                               -------------------------------------
                                   Eliahu Ben Shmuel, Individually



                               E.B. FAMILY PARTNERS, LTD.


                               By:/s/ Eliahu Ben Shmuel
                                  ----------------------------------
                                      Eliahu Ben Shmuel, General
                                      Partner


                               HAY FOUNDATION, INC.


                               By:/s/ Eliahu Ben Shmuel
                                  ----------------------------------
                                      Eliahu Ben Shmuel, President



                               TROPICAL TIMES, INC.


                               By:/s/ Eliahu Ben Shmuel
                                  ----------------------------------
                                      Eliahu Ben Shmuel, President


                               CHAI LIMITED PARTNERSHIP


                               By:/s/ Eliahu Ben Shmuel
                                  ----------------------------------
                                      Eliahu Ben Shmuel,
                                                        ------------



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